(As filed with the Securities and Exchange Commission on November 25, 2003)

                                                               File No. 70-10122

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
       ___________________________________________________________________

                                     POS AMC

                         POST-EFFECTIVE AMENDMENT NO. 1
                                (Amendment No. 3)
                                       to
                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                FirstEnergy Corp.
                    Ohio Edison Company and its Subsidiaries
        The Cleveland Electric Illuminating Company and its Subsidiaries
                 The Toledo Edison Company and its Subsidiaries
                           Pennsylvania Power Company
                   American Transmission Systems, Incorporated
                    FE Acquisition Corp. and its Subsidiaries
                FirstEnergy Properties, Inc. and its Subsidiaries
         FirstEnergy Facilities Services Group, LLC and its Subsidiaries
                                FE Holdings, LLC
                                   FELHC, Inc.
                     FirstEnergy Securities Transfer Company
                      FirstEnergy Nuclear Operating Company
                FirstEnergy Solutions Corp. and its Subsidiaries
                 FirstEnergy Ventures Corp. and its Subsidiaries
                 Marbel Energy Corporation and its Subsidiaries
                            Centerior Indemnity Trust
                            Centerior Service Company
                           FirstEnergy Service Company
            Jersey Central Power & Light Company and its Subsidiaries
               Pennsylvania Electric Company and its Subsidiaries
                Metropolitan Edison Company and its Subsidiaries
                            York Haven Power Company
                     Waverly Electric Power & Light Company
                     GPU Capital, Inc. and its Subsidiaries
                     GPU Electric, Inc. and its Subsidiaries
               GPU Diversified Holdings, LLC and its Subsidiaries

                      GPU Power, Inc. and its Subsidiaries
                 GPU Telcom Services, Inc. and its Subsidiaries
                                GPU Nuclear, Inc.
                      MYR Group, Inc. and its Subsidiaries
                              76 South Main Street
                                Akron, Ohio 44308

                  (Names of companies filing this statement and
                     address of principal executive offices)
       ___________________________________________________________________

                                FIRSTENERGY CORP.

          (Name of top registered holding company parent of applicant)
       ___________________________________________________________________

              Leila L. Vespoli               Douglas E. Davidson, Esq.
          Senior Vice President And          Thelen Reid & Priest LLP
               General Counsel                   875 Third Avenue
              FirstEnergy Corp.              New York, New York 10022
            76 South Main Street
              Akron, Ohio 44308

                   (Names and addresses of agents for service)
       ___________________________________________________________________



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


ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          1.1 Background. By order dated June 30, 2003 in this proceeding (Holding Co. Act Release No. 27694) (the "Prior Order"), the Commission authorized FirstEnergy Corp. ("FirstEnergy"), a registered holding company, and its subsidiary companies ("Subsidiaries") to engage in a program of external financing, intrasystem financing, and other related transactions for the period through December 31, 2005 (the "Authorization Period"). Among other specific approvals granted, the Commission authorized FirstEnergy to provide guarantees and other forms of credit support ("FirstEnergy Guarantees") with respect to obligations of its Subsidiaries in an aggregate amount that together with guarantees and other forms of credit support ("Non-Utility Subsidiary Guarantees") provided by its non-utility subsidiaries ("Non-Utility Subsidiaries") shall not exceed $4.0 billion outstanding at any one time, including any guarantees that are exempt under Rule 40 and guarantees that were outstanding on the effective date of the Prior Order. FirstEnergy also requested authorization to issue guarantees with respect to non-affiliated third-party obligations in the ordinary course of business, subject to the proposed $4.0 billion overall limitation on guarantees, but requested that the Commission reserve jurisdiction over such third-party guarantees.

     In accordance with the foregoing request, the next to last paragraph of the Prior Order provides, in relevant part, as follows:

     IT IS FURTHER ORDERED that jurisdiction is reserved, pending completion of the record, over: . . . (4) the issuance by FirstEnergy of guarantees on behalf of its Subsidiaries for the benefit of non-affiliated third parties;
     ...

          1.2 Restatement of Proposal Concerning FirstEnergy Guarantees. In order to correct an unintended ambiguity, as it relates to FirstEnergy Guarantees, FirstEnergy hereby amends and restates Item 1.10.1 of the Application/Declaration in this proceeding, as amended and restated by Amendment No. 2, filed June 30, 2003, to read as follows:

          1.10.1 FirstEnergy Guarantees. FirstEnergy requests authorization to provide FirstEnergy Guarantees with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses, and to provide guarantees of non-affiliated third-party obligations in the ordinary course of FirstEnergy's business,/1/ in an aggregate amount which, together with Non-Utility Subsidiary Guarantees (defined below), shall not exceed $4.0 billion outstanding at any one time (including obligations exempt pursuant to Rule 45 and guarantees and other forms of credit support

----------
1 Guarantees of third-party obligations in the ordinary course of business were approved in Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000). The Commission reserved jurisdiction over a similar proposal by FirstEnergy in the order approving the merger of FirstEnergy and GPU, Inc. (Holding Co. Act Release No. 27459, dated October 29,
     2001)(the "Merger Order"). FirstEnergy requests that the Commission continue to reserve jurisdiction over the issuance of guarantees of non-affiliated third-party obligations in the ordinary course of FirstEnergy's business pending completion of the record.


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


     provided by FirstEnergy or any Non-Utility Subsidiary that are outstanding on the effective date of the order issued in this proceeding).

          As part of normal business activities, FirstEnergy enters into various agreements on behalf of its Subsidiaries to provide financial or performance assurances to third parties. Such agreements include contract guarantees, surety bonds and rating-contingent collateralization provisions. As of March 31, 2003, the maximum potential future payments under outstanding guarantees and other assurances totaled $960.2 million.

          FirstEnergy Guarantees may be provided from time to time with respect to obligations of Subsidiaries that are not capable of exact quantification. In such cases, FirstEnergy will determine the exposure under such guarantee for purposes of measuring compliance with the $4.0 billion limitation by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. If appropriate, such estimates will be made in accordance with GAAP. Such estimation will be reevaluated periodically. Any FirstEnergy Guarantees shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. FirstEnergy may charge each Subsidiary a fee for each guarantee provided on its behalf that is not more than that obtainable by the beneficiary of the guarantee from third parties. Any guarantees or other credit support arrangements outstanding at the end of the Authorization Period will remain in place and expire or terminate in accordance with their terms.

          1.3 Relief Requested.FirstEnergy requests that the Commission issue a supplemental order in this proceeding to eliminate the unintended ambiguity in the next to last paragraph of the Prior Order, so that such paragraph will read, in relevant part, as follows:

     IT IS FURTHER ORDERED that jurisdiction is reserved, pending completion of the record, over: . . . (4) the issuance by FirstEnergy of guarantees of non-affiliated third-party obligations in the ordinary course of FirstEnergy's business; ...


ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The additional fees, commissions, and expenses incurred or to be incurred in connection with this post-effective amendment are estimated not to exceed $2,000.


ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          Item 3.2 of the Application/Declaration is amended and restated in its entirety to read as follows:


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


          The proposed transactions are also subject to the requirements of Rules 53 and Rule 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an "exempt wholesale generator" ("EWG"), or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through
     (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied.

          FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). In the Merger Order, the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so that FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's "consolidated retained earning," also as defined in Rule 53(a)(1), of $1.6 billion as of September 30, 2003, would be $800 million. The Merger Order, as modified by the Prior Order, also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through December 31, 2005, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion (the "Modified Rule 53 Test"). FirstEnergy requests that the Commission continue to reserve jurisdiction over Other Investments that exceed such $1.5 billion amount.

          As of September 30, 2003, and on the same basis as set forth in the Merger Order, FirstEnergy's "aggregate investment" in EWGs and FUCOs was approximately $1.06 billion,/2/ an amount significantly below the $5 billion amount authorized in the Merger Order, as modified by the Prior Order. Additionally, as of September 30, 2003, "consolidated retained earnings" were $1.6 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

          In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's

----------
2 This $1.1 billion amount represents Current Investments only. As of September 30, 2003, FirstEnergy had no GenCo Investments.


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


     investments in EWGs and FUCOs. As of September 30, 2003, FirstEnergy's consolidated capitalization consisted of 38.7% common equity, 1.7% cumulative preferred stock, 1.3% subsidiary - obligated mandatorily redeemable preferred securities, 57.1% long-term debt and 1.2% notes payable. As of December 31, 2001, those ratios were as follows: 30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any material impact on FirstEnergy's capitalization. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments in Avon Energy Partners Holdings ("Avon") and GPU Empresa Distribuidora Electrica Regional S.A. ("Emdersa")./3/

          Further, since the date of the Merger Order, and, after taking into account the effects of the Merger, there has been no material change in FirstEnergy's level of earnings from EWGs and FUCOs.

          The Utility Subsidiaries remain financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior unsecured debt. The following chart includes a breakdown of the senior, unsecured credit ratings for those Utility Subsidiaries that have ratings:

----------
3 At the time of the Merger Order, FirstEnergy identified certain former GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge ($32.5 million net of tax) to reduce the carrying value of its remaining 20.1% interest. Additionally, FirstEnergy did not reach a definitive agreement to sell Emdersa as of December 31, 2002, and therefore, the Emdersa assets could no longer be treated as "assets pending sale" on the FirstEnergy consolidated balance sheets. On November 1, 2002, FirstEnergy began consolidating the results of Emdersa's operations in its financial statements. In the fourth quarter of 2002, FirstEnergy recorded a one-time, after-tax charge of $88.8 million (comprised of $104.1 million in currency transaction losses arising principally from U.S. dollar denominated debt, offset by $15.3 million of operating income). In addition to the currency transaction losses, FirstEnergy recognized a currency translation adjustment in other comprehensive income of $91.5 million as of December 31, 2002. These accounting charges, in the aggregate, resulted in a $212.8 million decrease in FirstEnergy's consolidated capitalization of $21.55 billion as of December 31, 2002, which amount includes short-term borrowings.

     Subsidiary                Standard & Poors/4/   Moody's/5/   Fitch/6/
     Ohio Edison               BBB-                  Baa2         ---
     Cleveland Electric        BBB-                  Baa3         ---
     Toledo Edison             BBB-                  Baa3         BB
     Penn Power                BBB-                  Baa2         ---
     JCP&L                     BBB                   ---          ---
     Met-Ed                    BBB                   ---          ---
     Penelec                   BBB                   A2           BBB+

          FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.


ITEM 4.   REGULATORY APPROVALS.
          --------------------

          (No change)


ITEM 5.   PROCEDURE.
          ---------

     FirstEnergy requests that the Commission issue a supplemental order in this proceeding to correct the Prior Order, in the manner proposed in Item 1.3 above, as soon as practicable.


ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     The following additional financial statements are provided herewith:

     FS-17 FirstEnergy Consolidated Balance Sheets as of June 30, 2003, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Statements of Cash Flows for the six months ended June 30, 2003. (Incorporated by reference to FirstEnergy Form 10-Q for the period ended June 30, 2003) (File No. 333-21011)

----------
4    Standard & Poor's Rating Services

5    Moody's Investors Service, Inc.

6    Fitch, Inc.


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


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          (No change)


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


                                   SIGNATURES

     Pursuant to the requirements of the 1935 Act, the undersigned companies have duly caused this post-effective amendment be signed on their behalves by the undersigned thereunto duly authorized.

                                     FirstEnergy Corp.
                                     Ohio Edison Company
                                     The Cleveland Electric Illuminating Company
                                     The Toledo Edison Company
                                     Pennsylvania Power Company
                                     American Transmission Systems, Incorporated
                                     FE Acquisition Corp.
                                     FirstEnergy Properties, Inc.
                                     FirstEnergy Facilities Services Group, LLC
                                     FE Holdings, LLC
                                     FELHC, Inc.
                                     FirstEnergy Securities Transfer Company
                                     FirstEnergy Nuclear Operating Company
                                     FirstEnergy Solutions Corp.
                                     FirstEnergy Ventures Corp.
                                     Marbel Energy Corporation
                                     Centerior Indemnity Trust
                                     Centerior Service Company
                                     FirstEnergy Service Company
                                     Jersey Central Power & Light Company
                                     Pennsylvania Electric Company
                                     Metropolitan Edison Company
                                     York Haven Power Company
                                     Waverly Electric Power & Light Company
                                     GPU Capital, Inc.
                                     GPU Electric, Inc.
                                     GPU Diversified Holdings, LLC
                                     GPU Power, Inc.
                                     GPU Telcom Services, Inc.
                                     GPU Nuclear, Inc.
                                     MYR Group, Inc.


                                     By: /s/ Harvey L. Wagner
                                             ----------------
                                     Name:   Harvey L. Wagner
                                     Title:  Vice President and Controller

Date: November 25, 2003


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